Exhibit 99.120

FIRST SUPPLEMENTAL INDENTURE, dated as of May 13, 2021 (the “First Supplemental Indenture”), between Quipt Home Medical Corp. (formerly, Protech Home Medical Corp.) (the “Corporation”), a corporation existing under the Business Corporations Act (British Columbia), and Computershare Trust Company of Canada, a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada, as warrant agent (the “Warrant Agent”).

RECITALS OF THE CORPORATION

The Corporation has entered into a warrant indenture dated as of June 29, 2020 with the Warrant Agent (the “Indenture”).

The board of directors of the Corporation approved the consolidation on April 9, 2021 and May 3, 2021 (the “Consolidation”) of all of the issued and outstanding common shares of the Corporation (“Common Shares”) on the basis of one (1) post-Consolidation Common Share for every four (4) pre-Consolidation Common Shares and the change of the Corporation’s name from “Protech Home Medical Corp.” to “Quipt Home Medical Corp.” (the “Name Change”);

Further to the Consolidation, pursuant to Section 8.1 of the Indenture, the Corporation wishes to enter into this First Supplemental Indenture to modify the provisions of the Indenture for the benefit of all holders of the Warrants.

Pursuant to Section 8.1 of the Indenture, the Corporation wishes to modify the form of Warrant Certificate to such attached herein as Schedule “A” and the form of Exercise Form to such attached herein as Schedule “B”.

The Corporation has duly authorized the execution and delivery of this First Supplemental Indenture and all things necessary to make this First Supplemental Indenture a valid and binding agreement of the Corporation, in accordance with its terms, have been done.

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Common Shares upon exercise of Warrants by the Warrantholders thereof, it is mutually agreed, for the equal and proportionate benefit of all Warrantholders, as follows:

1.	Definitions

Subject to Sections 3 and 4 hereof, all capitalized terms used but not defined in this First Supplemental Indenture have the meanings ascribed to such terms in the Indenture.

2.	To Be Read With Indenture

This First Supplemental Indenture is a supplemental indenture to the Indenture as contemplated by Section 8.1(a) of the Indenture. The Indenture and this First Supplemental Indenture shall be read together and shall have effect so far as practicable as if all the provisions of both indentures were contained in one instrument.

3.	Exercise Price

The definition of “Exercise Price” set out in Article 1.1 of the Indenture shall be deleted and replaced with the following:

“Exercise Price” at any time means the price at which a whole Warrant Share may be purchased by the exercise of four (4) Warrants, which is initially $6.40 per whole Warrant Share, payable in immediately available Canadian funds, subject to adjustment in accordance with the provisions of Section 4.1;

4.	Warrants

The definition of “Warrants” set out in Article 1.1 of the Indenture shall be deleted and replaced with the following:

“Warrants” means the Common Share purchase warrants created by and authorized by and issuable under this Indenture, entitling the holder or holders thereof to purchase Warrant Shares (subject to adjustment as herein provided) on the basis of one (1) whole Warrant Share for every four (4) Warrants exercised, upon payment of the Exercise Price prior to the Expiry Time and, where the context so requires, also means the warrants issued and Authenticated hereunder, whether by way of Warrant Certificate or Uncertificated Warrant;

5.	Terms of Warrants

Section 2.2(1) of the Indenture shall be deleted and replaced with the following:

Subject to the applicable conditions for exercise set out in Article 3 having been satisfied and subject to adjustment in accordance with Section 4.1, the exercise of four (4) Warrants shall entitle each Warrantholder thereof, upon exercise at any time after the Issue Date and prior to the Expiry Time, to acquire one (1) whole Warrant Share, upon payment of the Exercise Price.

6.	Right of Exercise

Section 3.1 of the Indenture shall be deleted and replaced with the following:

Subject to the provisions hereof, each Registered Warrantholder may exercise the right conferred on such holder to subscribe for and purchase one (1) Warrant Share for every four (4) Warrants held by such Warrantholder after the Issue Date and prior to the Expiry Time and in accordance with the conditions herein; provided, however, that if a Warrant tendered for exercise bears the legend set forth in Section 2.8(1), such exercise must be permitted under the U.S. Securities Laws.

7.	Schedule “A” and “B”

Schedule “A” set out in the Indenture shall be deleted and replaced with Schedule “A” to the First Supplemental Warrant Indenture. Schedule “B” set out in the First Indenture shall be deleted and replaced with Schedule “B” to the First Supplemental Indenture.

8.	Counterparts

This First Supplemental Indenture may be executed in several counterparts each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed, all as of the day and year first above written.

QUIPT HOME MEDICAL CORP.

(signed)“Hardik Mehta”
Name: Hardik Mehta
Title: Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA,
as Warrant Agent

(signed) “Brian Howarth”
Name: Brian Howarth
Title: Corporate Trust Officer

(signed)“Jennifer Lesley Wong”
Name: Jennifer Lesley Wong
Title: Professional, Corporate Trust

Schedule “A”

Form of Warrant

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE AT OR BEFORE 4:00 P.M. (TORONTO TIME) ON JUNE 29, 2021, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

For all Warrants registered in the name of the Depository, the also include the following legend:

(INSERT IF BEING ISSUED TO CDS)UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO PROTECH HOME MEDICAL CORP. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

For Warrants sold to a U.S. Warrantholder, also include the following legends:

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, THE HOLDER AGREES FOR THE BENEFIT OF PROTECH HOME MEDICAL CORP. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE COMPANY; OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144, IF AVAILABLE, OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

WARRANT

To acquire Common Shares of

QUIPT HOME MEDICAL CORP.

(existing under the laws of the Province of British Columbia)

Warrant Certificate No. [*]

Certificate for                                                                                                   Warrants, every four (4) of which Warrants entitle the holder to acquire one (1) Common Share (subject to adjustment as provided for in the Warrant Indenture)

CUSIP 74880P112

ISIN CA CA74880P1128

THIS IS TO CERTIFY THAT, for value received,

(the “Warrantholder”) is the registered holder of the number of common share purchase warrants (the “Warrants”) of Quipt Home Medical Corp. (the “Corporation”) specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture, to purchase at any time before 4:00 p.m. (Toronto time) (the “Expiry Time”) on June 29, 2021 (the “Expiry Date”) one (1) fully paid and non-assessable common share without par value in the capital of the Corporation as constituted on the date hereof (a “Common Share”) for every four (4) Warrants, subject to adjustment in accordance with the terms of the Warrant Indenture. Any capitalized terms used and not otherwise defined in this Warrant Certificate have the meaning ascribed thereto in the Warrant Indenture.

The Warrants evidenced hereby are exercisable at or before the Expiry Time, after which time the Warrants evidenced hereby shall be deemed to be void and of no further force or effect.

The right to purchase Common Shares may only be exercised by the Warrantholder within the time set forth above by:

(a)            duly completing and executing the exercise form (the “Exercise Form”) attached hereto; and

(b)            surrendering this warrant certificate (the “Warrant Certificate”), with the Exercise Form to the Warrant Agent at the principal office of the Warrant Agent, in the city of Vancouver, British Columbia, together with a certified cheque, bank draft or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the purchase price of the Common Shares so subscribed for.

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal office as set out above.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for each whole Common Share upon the exercise of Warrants shall be $6.40 per Common Share (the “Exercise Price”).

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Common Shares not so purchased. No fractional Common Shares will be issued upon exercise of any Warrant. Any fractional Common Shares shall be rounded down to the nearest whole number and the holder of such Warrants shall not be entitled to any compensation in respect of any fractional Common Share which is not issued.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”) dated as of June 29, 2020 between the Corporation and Computershare Trust Company of Canada, as Warrant Agent, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Corporation and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

On presentation at the principal office of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates entitling the holder thereof to purchase in the aggregate an equal number of Common Shares as are purchasable under the Warrant Certificate(s) so exchanged.

Neither the Warrants nor the Common Shares issuable upon exercise hereof have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or U.S. state securities laws. These Warrants may not be exercised in the United States or by or on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States unless this security and the Common Shares issuable upon exercise of this security have been registered under the U.S. Securities Act and the applicable state securities legislation or an exemption from such registration requirements is available.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Common Share upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders of Warrants entitled to purchase a specific majority of the Common Shares that can be purchased pursuant to such Warrants.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent in Vancouver, BC, or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

The parties hereto have declared that they have required that these presents and all other documents related hereto be in the English language. Les parties aux présentes déclarent qu’elles ont exigé que la présente convention, de même que tous les documents s’y rapportant, soient rédigés en anglais.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of:

QUIPT HOME MEDICAL CORP.

By:
Authorized Signatory

Countersigned and Registered by:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signatory

FORM OF TRANSFER

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

To: Computershare Trust Company of Canada

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to

(print name and address)

the Warrants represented by this Warrants Certificate and hereby irrevocably constitutes and appoints ____________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

THE UNDERSIGNED TRANSFEROR HEREBY CERTIFIES AND DECLARES that the Warrants are not being offered, sold or transferred unless the Common Shares underlying the Warrants are registered under the United States Securities Act of 1933, as amended, and any applicable state securities laws or are exempt from such registration requirements.

In the case of a warrant certificate that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐	(A) the transfer is being made only to the Corporation;

☐	(B) the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Schedule “C” to the Warrant Indenture, or

☐	(C) the transfer is being made in accordance with a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and the undersigned has furnished to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Warrant Agent to such effect.

In the case of a warrant certificate that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of, a U.S. Person or a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Warrants is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the undersigned has furnished to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and Warrant Agent to such effect.

☐          If transfer is to a U.S. Person, check this box.

DATED this ____ day of_________________, 20____.

SPACE FOR GUARANTEES OF SIGNATURES (BELOW))
)
	)	Signature of Transferor
)
)
Guarantor’s Signature/Stamp	)	Name of Transferor
)

REASON FOR TRANSFER – For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

☐	Gift	☐	Estate	☐	Private Sale	☐	Other (or no change in ownership)

Date of Event (Date of gift, death or sale):	Value per Warrant on the date of event:

☐ CAD OR ☐ USD

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

•	Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

•	Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guaranteed” Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

•	Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”, “MEDALLION GUARANTEED” OR “SIGNATURE & AUTHORITY TO SIGN GUARANTEE”, all in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a “SIGNATURE & AUTHORITY TO SIGN GUARANTEE” Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a “MEDALLION GUARANTEED” Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER – FOR US RESIDENTS ONLY

Consistent with US IRS regulations, Computershare is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

SCHEDULE “B”

EXERCISE FORM

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO:	Quipt Home Medical Corp.

AND TO:	Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises the right to acquire ____________ (A) Common Shares of Quipt Home Medical Corp.

Exercise Price Payable:
((A) multiplied by $6.40, subject to adjustment)

The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation.

Any capitalized term in this Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐	(A) the undersigned holder at the time of exercise of the Warrants (i) is not in the United States, (ii) is not a U.S. Person , (iii) is not exercising the Warrants for the account or benefit of a U.S. Person or a person in the United States, (iv) did not execute or deliver this exercise form in the United States and (v) delivery of the underlying Common Shares will not be to an address in the United States; OR

☐	(B) the undersigned holder (a) is the original U.S. purchaser who purchased the Warrants pursuant to the Company’s Unit offering who delivered a U.S. Subscription Agreement in connection with its purchase of Units, (b) is exercising the Warrants for its own account or for the account of a disclosed principal that was named in the U.S. Subscription Agreement pursuant to which it purchased such Units, and (c) is, and such disclosed principal, if any, is an institutional “accredited investor” as defined in Rule 501(a)(1),(2),(3)or (7) of Regulation D under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) at the time of exercise of these Warrants and the representations and warranties of the holder made in the original U.S. Subscription Agreement remain true and correct as of the date of exercise of these Warrants; OR

☐	(C) the undersigned holder is (i) in the United States, (ii) a U.S. Person, (iii) a person exercising for the account or benefit of a person in the United States or a U.S. Person, (iv) executing or delivering this exercise form in the United States or (v) requesting delivery of the underlying Common Shares in the United States, the undersigned holder has delivered to the Corporation and the Corporation’s transfer agent (a) a completed and executed U.S. Purchaser Letter in substantially the form attached to the Warrant Indenture as Schedule “D” or (b) an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Corporation and Warrant Agent) or such other evidence reasonably satisfactory to the Corporation and Warrant Agent to the effect that with respect to the Common Shares to be delivered upon exercise of the Warrants, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

It is understood that the Corporation and Computershare Trust Company of Canada may require evidence to verify the foregoing representations.

Notes:	(1)	Certificates will not be registered or delivered to an address in the United States unless Box B or C above is checked.

	(2)	If Box C above is checked, holders are encouraged to consult with the Corporation in advance to determine that the legal opinion tendered in
	connection with the exercise will be satisfactory in form and substance to the Corporation and Warrant Agent.

“United States” and “U.S. Person” are as defined in Rule 902 of Regulation S under the U.S. Securities Act.

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Common Shares

Please print full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all eligible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

Once completed and executed, this Exercise Form must be mailed or delivered to Computershare Trust Company of Canada, c/o General Manager, Corporate Trust.

DATED this ____day of _____, 20__.

)
)
)
Witness	)	Signature of Warrantholder, to be the same as
	)	appears on the face of this Warrant Certificate)
)
)
Name of Registered Warrantholder

☐       Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above . Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.